================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 6)

                                  ------------


                             ValueVision Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   92047K-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Richard Cotton, Executive Vice President and General Counsel
                               NBC Universal, Inc.
                              30 Rockefeller Plaza
                            New York, New York 10012
                                 (212) 664-7024
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  April 7, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


================================================================================


--------------------------------------------------------------------------------         -------------------------------------------
CUSIP NO. 92047K-10-7                                                               13D                                      Page 2
--------------------------------------------------------------------------------         -------------------------------------------
----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSONS                                         GE Capital Equity Investments, Inc.

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):                        06-1468495
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [_]
                                                                                                                            (b) [x]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                Not applicable

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                    [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                        Delaware

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:                0
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:              16,013,918
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:           0
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:         16,013,918

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        16,013,918

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 38.1%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:                                                           CO

----------------------------  ------------------------------------------------------------------------------------------------------

                  SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

--------------------------------------------------------------------------------         -------------------------------------------
CUSIP NO. 92047K-10-7                                                               13D                                      Page 3
--------------------------------------------------------------------------------         -------------------------------------------

----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:                                   NBC Universal, Inc.

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-1682529
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [_]
                                                                                                                             (b) [x]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                Not applicable

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                         Delaware

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:               8,107,365
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:             16,013,918
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:          8,107,365
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:        16,013,918

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       24,121,283

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.2%

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:                                                           CO

----------------------------  ------------------------------------------------------------------------------------------------------

                  SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

--------------------------------------------------------------------------------         -------------------------------------------
CUSIP NO. 92047K-10-7                                                               13D                                      Page 4
--------------------------------------------------------------------------------         -------------------------------------------

----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:                                     General Electric Capital Corporation

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):                 13-1500700
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [_]
                                                                                                                            (b) [x]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                Not applicable

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware

----------------------------------------------  ----------  ---------------------------------- -------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:                  0
                   SHARES
                                                ----------  ---------------------------------- -------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:                16,013,918
                  OWNED BY
                                                ----------  ---------------------------------- -------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:             0
                  REPORTING
                                                ----------  ---------------------------------- -------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:           16,013,918

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:          16,013,918

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 38.1%

----------------------------  ----------------------------------------------------------------------------------  ------------------
            14                TYPE OF REPORTING PERSON:                                                           CO

----------------------------  ----------------------------------------------------------------------------------  ------------------

                  SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

--------------------------------------------------------------------------------         -------------------------------------------
CUSIP NO. 92047K-10-7                                                               13D                                      Page 5
--------------------------------------------------------------------------------         -------------------------------------------

----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:                                   General Electric Capital Services, Inc.

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):                06-1109503
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [_]
                                                                                                                            (b) [x]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                Not applicable

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:                   Disclaimed (see 11 below)
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:                 0
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:              Disclaimed (see 11 below)
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:            0

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

----------------------------  ----------------------------------------------------------------------------------  ------------------
            14                TYPE OF REPORTING PERSON:                                                           CO

----------------------------  ----------------------------------------------------------------------------------  ------------------

                  SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       5

--------------------------------------------------------------------------------         -------------------------------------------
CUSIP NO. 92047K-10-7                                                               13D                                      Page 6
--------------------------------------------------------------------------------         -------------------------------------------

----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:                                          General Electric Company

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):             14-0689340
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [_]
                                                                                                                             (b) [x]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                Not applicable

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

----------------------------------------------  ----------  ------------------------------------------------------------------------
                  NUMBER OF                         7       SOLE VOTING POWER:                   Disclaimed (see 11 below)
                   SHARES
                                                ----------  ------------------------------------------------------------------------
                BENEFICIALLY                        8       SHARED VOTING POWER:                 0
                  OWNED BY
                                                ----------  ------------------------------------------------------------------------
                    EACH                            9       SOLE DISPOSITIVE POWER:              Disclaimed (see 11 below)
                  REPORTING
                                                ----------  ------------------------------------------------------------------------
                 PERSON WITH                       10       SHARED DISPOSITIVE POWER:            0

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by General Electric Company

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:                                                           CO

----------------------------  ------------------------------------------------------------------------------------------------------

                  SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       6

--------------------------------------------------------------------------------         -------------------------------------------
CUSIP NO. 92047K-10-7                                                               13D                                      Page 7
--------------------------------------------------------------------------------         -------------------------------------------

----------------------------  ------------------------------------------------------------------------------------------------------
             1                NAME OF REPORTING PERSON:                                 National Broadcasting Company Holdings, Inc.

                              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):               13-3448662
----------------------------  ------------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [_]
                                                                                                                            (b) [x]
----------------------------  ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------  ----------------------------------------------  ------------------------------------------------------
             4                SOURCE OF FUNDS:                                Not applicable

----------------------------  ------------------------------------------------------------------------------------------------------
             5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                   [_]
----------------------------  ------------------------------------------------------------------------------------------------------
             6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                      Delaware

----------------------------------------------------  ------------  ----------------------------------------------------------------
                     NUMBER OF                             7        SOLE VOTING POWER:                   Disclaimed (see 11 below)
                      SHARES
                                                      ------------  ----------------------------------------------------------------
                   BENEFICIALLY                            8        SHARED VOTING POWER:                 0
                     OWNED BY
                                                      ------------  ----------------------------------------------------------------
                       EACH                                9        SOLE DISPOSITIVE POWER:              Disclaimed (see 11 below)
                     REPORTING
                                                      ------------  ----------------------------------------------------------------
                    PERSON WITH                           10        SHARED DISPOSITIVE POWER:            0

----------------------------  ------------------------------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by National Broadcasting Company Holdings, Inc.

----------------------------  ------------------------------------------------------------------------------------------------------
            12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]

----------------------------  ------------------------------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not applicable (see 11 above)

----------------------------  ------------------------------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON:                                                           CO
----------------------------  ------------------------------------------------------------------------------------------------------

                  SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 6 amends the Schedule 13D filed April 26, 1999, as amended (the "Schedule 13D"), and is filed by GE Capital Equity Investments, Inc. ("GECEI"), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) ("NBC"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), General Electric Company ("GE"), and National Broadcasting Company Holding, Inc. ("NBC Holding") (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the common stock, $0.01 par value per share (the "Common Stock"), of ValueVision Media, Inc. (the "Company"). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.    Identity and Background.
           -----------------------

Item 2 is supplemented as follows:

           On May 11, 2004, National Broadcasting Company, Inc. changed its corporate name to NBC Universal, Inc. ("NBC"). NBC is a majority-owned subsidiary of NBC Holding.

           As of August 30, 2004, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE Capital, GECS, GE and NBC Holding, are set forth on Schedules A, B, C, D, E and F respectively, attached hereto.

           During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           This Amendment No. 6 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Item 3 of Amendment No. 5 to Schedule 13D, as it relates to the issuance by the Company on November 11, 2002, of New Performance Warrants to NBC, is hereby amended and restated as follows:

           On November 11, 2002, pursuant to the Distribution Agreement, the Company issued to NBC Performance Warrants to purchase up to 36,858 shares of Common Stock at a purchase price of $15.74 per share (the "New Performance Warrants"). 7,371 New Performance Warrants will become exercisable on November 11, 2003, 7,372 New Performance Warrants will become exercisable on November 11, 2004, 7,371 New Performance Warrants will become exercisable on November 11, 2005, 7,372 New Performance Warrants will become exercisable on November 11, 2006, and 7,372 New Performance Warrants will become exercisable on November 11, 2007. Each New Performance Warrant is exercisable for a period of five years after it initially becomes exercisable.

Item 4.    Purpose of Transaction.
           ----------------------

           Item 4 is supplemented as follows:

           The responses of the Reporting Persons to Item 6 of this Amendment No. 6 are incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 6 are incorporated herein by reference. As of August 30, 2004, GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC may be deemed to share beneficial ownership of an aggregate of 16,013,918 shares of Common Stock composed of (i) 10,674,418 shares of outstanding Common Stock and (ii) 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock. In addition, as of August 30, 2004, NBC had sole beneficial ownership of an aggregate of 8,107,365 shares of Common Stock composed of: (i) 101,509 shares of outstanding Common Stock; (ii) 1,450,000 shares of Common Stock issuable upon exercise of Distributor Warrants; (iii) 6,000,000 shares of Common Stock issuable upon exercise of Branding Warrants; (iv) 343,725 shares of Common Stock issuable upon exercise of First Performance Distributor Warrants; (v) 404,760 shares of Common Stock issuable upon exercise of the NBCi Warrant; and (vi) 7,371 shares of Common Stock issuable upon exercise of the New Performance Warrant (which excludes 29,487 shares subject to the New Performance Warrant that are not exercisable within 60 days).

           Accordingly, as of August 30, 2004, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 16,013,918 shares of Common Stock, and NBC beneficially owned in the aggregate 24,121,283 shares of Common Stock, representing approximately 38.1% and 48.2%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of June 7, 2004, as reported in the Company's Form 10-Q for the quarterly period ended April 30, 2004 (36,687,044 shares), plus the shares issuable to the relevant Reporting Person upon conversion and/or exercise of the preferred stock and/or warrants described above).

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 6 and (ii) Item 5(a) hereof are incorporated herein by reference. GECEI and NBC have an arrangement with respect to the voting and disposition of the 5,339,500 shares of Preferred Stock issued to GECEI (and the Common Stock issuable upon the conversion thereof) and the 10,674,418 shares of Common Stock that were issued to GECEI upon exercise of the Investment Warrant. Pursuant to the arrangement, GECEI and NBC have agreed to exercise jointly the power to vote and dispose of such securities and, accordingly may be deemed to share voting and dispositive power over such securities.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days except that on April 7, 2004, NBC exercised a part of the Distributor Warrants to purchase 200,000 shares of Common Stock. The exercise price of $8.288 per share was paid by utilizing the cashless exercise feature of the warrant. Accordingly, only an aggregate of 101,509 shares of Common Stock were issued by the Company to NBC upon exercise.

           (d) Not applicable.

           (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

           On March 19, 2004, the Company, NBC and GECEI entered into an Amendment No. 1 to Shareholder Agreement and Acknowledgement ("Amendment No. 1 to Shareholder Agreement"): (i) to increase the authorized size of the Company's board of directors to nine from seven; (ii) to permit NBC and GECEI to appoint an aggregate of three directors instead of two to the Company's board of directors; and (iii) to reflect that NBC and GECEI would no longer have the right to have its director-nominees on the Audit, Compensation or Nominating/Governance Committees, in the event the committees must be comprised solely of "independent" directors under applicable laws or Nasdaq regulations (instead, NBC and GECEI would have the right to have an observer attend all of these committee meetings, to the extent permitted by applicable law). Amendment No. 1 to Shareholder Agreement is Exhibit 16 hereto and hereby incorporated herein by reference.

Item 7.    Materials to be filed as Exhibits.
           ---------------------------------

Exhibit 16 Amendment No. 1 to Shareholder Agreement and Acknowledgement, dated as of March 19, 2004, by and among, ValueVision Media, Inc., GE Capital Equity Investments, Inc., and National Broadcasting Company, Inc. (incorporated herein by reference from Exhibit 10.48 to Form 10-K for the fiscal year ended January 31, 2004, of ValueVision Media, Inc., SEC File No. 0-20243).

Exhibit 17     Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 18     Power of Attorney (General Electric Company).

Exhibit 19     Power of Attorney (General Electric Capital Corporation).

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2004

                                      GE CAPITAL EQUITY INVESTMENTS, INC.


                                      By:  /s/ Ronald J. Herman, Jr.
                                          --------------------------------------
                                          Name:  Ronald J. Herman, Jr.
                                          Title: President

                                      NBC UNIVERSAL, INC.


                                      By:  /s/ Elizabeth A. Newell
                                          --------------------------------------
                                          Name:   Elizabeth A. Newell
                                          Title:  Assistant Secretary

                                      GENERAL ELECTRIC CAPITAL CORPORATION


                                      By:  /s/ Ronald J. Herman, Jr.
                                          --------------------------------------
                                           Name:  Ronald J. Herman, Jr.
                                           Title: Attorney-in-fact

                                      GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                      By:  /s/ Ronald J. Herman, Jr.
                                          --------------------------------------
                                           Name:  Ronald J. Herman, Jr.
                                           Title: Attorney-in-fact

                                      GENERAL ELECTRIC COMPANY


                                      By:  /s/ Ronald J. Herman, Jr.
                                          --------------------------------------
                                          Name:  Ronald J. Herman, Jr.
                                          Title: Attorney-in-fact

                                      NATIONAL BROADCASTING COMPANY
                                        HOLDING, INC.


                                      By:  /s/ Elizabeth A. Newell
                                          --------------------------------------
                                          Name:   Elizabeth A. Newell
                                          Title:  Assistant Secretary

                                   SCHEDULE A
                                   ----------

                       GE CAPITAL EQUITY INVESTMENTS, INC.
                                    DIRECTORS


      NAME                        PRESENT BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
      ----                        ------------------------                        --------------------

Ronald J. Herman, Jr.           GE Capital Equity Investments, Inc.            President and  Chairman of the Board,
                                120 Long Ridge Road                            GE Capital Equity Investments, Inc.
                                Stamford, CT  06927


Citizenship:  All U.S.A.




                       GE CAPITAL EQUITY INVESTMENTS, INC.
                               EXECUTIVE OFFICERS


      NAME                     PRESENT BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
      ----                     ------------------------                      --------------------



Ronald J. Herman, Jr.        GE Capital Equity Investments, Inc.         President and Chairman of the Board, GE Capital Equity
                             120 Long Ridge Road                         Investments, Inc.
                             Stamford, CT  06927

Jack Campo                   GE Capital Equity Investments, Inc.         Senior Vice President, General Counsel and Secretary,
                             120 Long Ridge Road                         GE Capital Equity Investments, Inc.
                             Stamford, CT  06927

Frank Ertl                   GE Capital Equity Investments, Inc.         Senior Vice President, Chief Financial Officer and
                             120 Long Ridge Road                         Treasurer, GE Capital Equity Investments, Inc.
                             Stamford, CT  06927

Stephen Ezekiel              GE Capital Equity Investments, Inc.         Senior Vice President, Associate General Counsel and
                             Level 16                                    Assistant Secretary, GE Capital Equity Investments, Inc.
                             Three Exchange Square
                             Central, Hong Kong

Mark Horncastle              GE Capital Equity Investments, Inc.         Senior Vice President, Associate General Counsel and
                             Clarges House, 6-12                         Assistant Secretary
                             Clarges Street
                             London, England W1J 8DH

Bryant Cohen                 GE Capital Equity Investments, Inc.         Vice President - Taxes, GE Capital Equity Investments, Inc.
                             120 Long Ridge Road
                             Stamford, CT  06927

Citizenship:
Stephen Ezekiel - Australia
Mark Horncastle - Great Britain
All others - U.S.A.


                                   SCHEDULE B
                                   ----------

                                NBC UNIVERSAL, INC.
                                    DIRECTORS



      NAME                     PRESENT BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
      ----                     ------------------------                      --------------------



Jefrey R. Immelt               General Electric Company                  Chairman of the Board and Chief Executive Officer, General
                               3135 Easton Turnpike                      Electric Company
                               Fairfield, CT  06431

Robert C. Wright               NBC Universal, Inc.                       Vice Chairman of the Board and Executive Officer, General
                               30 Rockefeller Plaza                      Electric Company; Chairman and Chief Executive Officer, NBC
                               New York, NY  10112                       Universal, Inc.

Roy Brandon Burgess            NBC Universal, Inc.                       Executive Vice President, Digital Media, International
                               30 Rockefeller Plaza                      Channels & Business Development, NBC Universal, Inc.
                               New York, NY  10112

Lynn Calpeter                  NBC Universal, Inc.                       Executive Vice President and Chief Financial Officer, NBC
                               30 Rockefeller Plaza                      Universal, Inc.
                               New York, NY  10112

Robert De Metz                 Vivendi Universal S.A.                    Executive Vice President, Mergers and Acquisitions, Vivendi
                               42 Avenue de Friedland                    Universal S.A.
                               75380 Paris Cedex, 08
                               France

Dick Ebersol                   NBC Universal, Inc.                       Chairman, NBCU Sports & Olympics, NBC Universal, Inc.
                               30 Rockefeller Plaza
                               New York, NY  10112

Randy A. Falco                 NBC Universal, Inc.                       President, NBCU TV Networks Group, NBC Universal, Inc.
                               30 Rockefeller Plaza
                               New York, NY  10112

Jean-Rene Fourtou              Vivendi Universal S.A.                    Chairman, Chief Executive Officer, and Director, Vivendi
                               42 Avenue de Friedland                    Universal S.A.
                               75380 Paris Cedex, 08
                               France

Jay W. Ireland III             NBC Universal, Inc.                       President, NBCU TV Stations, NBC Universal, Inc.
                               30 Rockefeller Plaza
                               New York, NY  10112

Jean-Bernard Levy              Vivendi Universal S.A.                    Chief Operating Officer, Vivendi Universal S.A.
                               42 Avenue de Friedland
                               75380 Paris Cedex, 08
                               France



      NAME                     PRESENT BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
      ----                     ------------------------                      --------------------


Ron Meyer                      Universal Studios, Inc.                   President, Chief Operating Officer, and Director, Universal
                               100 Universal City Plaza                  Studios, Inc. and Vivendi Universal Entertainment LLP
                               Universal City, CA 91608

Keith S. Sherin                General Electric Company                  Senior Vice President--Finance and Chief Financial Officer,
                               3135 Easton Turnpike                      General Electric Company
                               Fairfield, CT  06431

Stacey Snider                  Universal Pictures Division               Chairman, Universal Pictures Group
                               100 Universal City Plaza
                               Universal City, CA 91608

Thomas L. Williams             Universal Studios Florida                 Chairman and Chief Executive Officer, Universal Parks &
                               1000 Universal Studios Plaza              Resorts Group
                               Orlando, FL 32819

Jeffrey Zucker                 NBC Universal, Inc.                       President - NBCU TV Group, NBC Universal, Inc.
                               30 Rockefeller Plaza
                               New York, NY  10112

Citizenship:
Robert De Metz - France
Jean-Rene Fourtou - France
Jean-Bernard Levy - France
All others - U.S.A.




                               NBC UNIVERSAL, INC.
                               EXECUTIVE OFFICERS



      NAME                    PRESENT BUSINESS ADDRESS                          PRINCIPAL OCCUPATION
      ----                    ------------------------                          --------------------

Robert C. Wright                NBC Universal, Inc.                  Vice Chairman of the Board and Executive Officer, General
                                30 Rockefeller Plaza                 Electric Company; Chairman and Chief Executive Officer, NBC
                                New York, NY  10112                  Universal, Inc.

Lynn Calpeter                   NBC Universal, Inc.                  Executive Vice President, Chief Financial Officer and Treasurer
                                30 Rockefeller Plaza
                                New York, NY  10112

William L. Bolster              NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Roy Brandon Burgess             NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Richard Cotton                  NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Dick Ebersol                    NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

John W. Eck                     NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Randy A. Falco                  NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Jay W. Ireland III              NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Anna Perez                      NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Marc Saperstein                 NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Neal Shapiro                    NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY 10112


      NAME                    PRESENT BUSINESS ADDRESS                  PRINCIPAL OCCUPATION
      ----                    ------------------------                  --------------------

Pamela Thomas-Graham            NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Eileen Whelley                  NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

David Zaslav                    NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112

Jeffrey Zucker                  NBC Universal, Inc.                  Executive Vice President
                                30 Rockefeller Plaza
                                New York, NY  10112


Citizenship:  All U.S.A.



                                   SCHEDULE C
                                   ----------

                      GENERAL ELECTRIC CAPITAL CORPORATION
                                    DIRECTORS

All of the following individuals are employees of General Electric Company or one of its affiliates. All can be reached at the following address: c/o General Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927.


    NAME
    ----
David L. Calhoun
James A. Colica
Dennis D. Dammerman
Brackett B. Denniston
Arthur H. Harper
Jeffrey R. Immelt
Robert A. Jeffe
John H. Myers
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman
John M. Samuels
Keith S. Sherin
Robert C. Wright

Citizenship:
All U.S.A.

                      GENERAL ELECTRIC CAPITAL CORPORATION
                               EXECUTIVE OFFICERS

All of the following individuals are employees of General Electric Company or one of its affiliates. All can be reached at the following address: c/o General Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927.

    NAME
    ----
Philip D. Ameen
Kathryn A. Cassidy
James A. Colica
Dennis D. Dammerman
Richard D'Avino
Arthur H. Harper
Stephen F. Kluger
Robert L. Lewis
Brian T. McAnaney
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman

Citizenship:
All U.S.A.

                                   SCHEDULE D
                                   ----------

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                    DIRECTORS

All of the following individuals are employees of General Electric Company or one of its affiliates. All can be reached at the following address: c/o General Electric Capital Services, 260 Long Ridge Road, Stamford, CT 06927.


     NAME
     ----
David L. Calhoun
James A. Colica
Dennis D. Dammerman
Brackett B. Denniston
Arthur H. Harper
Jeffrey R. Immelt
Robert A. Jeffe
John H. Myers
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman
John M. Samuels
Keith S. Sherin
Robert C. Wright

Citizenship:
All U.S.A.

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                               EXECUTIVE OFFICERS

All of the following individuals are employees of General Electric Company or one of its affiliates. All can be reached at the following address: c/o General Electric Capital Services, 260 Long Ridge Road, Stamford, CT 06927.


    NAME
    ----
Philip D. Ameen
Kathryn A. Cassidy
James A. Colica
Dennis D. Dammerman
Richard D'Avino
Arthur H. Harper
Stephen F. Kluger
Brian T. McAnaney
Michael A. Neal
David R. Nissen
James A. Parke
Ronald R. Pressman

Citizenship:
All - U.S.A.

                                   SCHEDULE E
                                   ----------

                            GENERAL ELECTRIC COMPANY
                                    DIRECTORS


      NAME                  PRESENT BUSINESS ADDRESS                                        PRINCIPAL OCCUPATION
      ----                  ------------------------                                        --------------------

James I. Cash, Jr.              General Electric Company                            Retired James E. Robinson Professor of
                                3135 Easton Turnpike                                Business Administration, Harvard Graduate
                                Fairfield, CT  06828                                School of Business Administration

Sir William Castell             GE Healthcare                                       Vice Chairman of the Board and Executive
                                Pollards Wood, Nightingales Lane                    Officer, General Electric Company; President
                                Chalfont St. Giles                                  and CEO, GE Healthcare
                                HP8 4SP Great Britain

Dennis D. Dammerman             General Electric Company                            Vice Chairman of the Board and Executive
                                3135 Easton Turnpike                                Officer, General Electric Company; Chairman,
                                Fairfield, CT  06828                                General Electric Capital Services, Inc.

Ann M. Fudge                    Young & Rubicam, Inc.                               Chairman and Chief Executive Officer, Young  &
                                285 Madison Avenue                                  Rubicam, Inc.
                                New York, New York  10017

Claudio X. Gonzalez             Kimberly-Clark de Mexico, S.A. de C.V.              Chairman of the Board and Chief Executive
                                Jose Luis Lagrange 103,                             Officer, Kimberly-Clark de Mexico, S.A. de C.V.
                                Tercero Piso
                                Colonia Los Morales
                                Mexico, D.F. 11510, Mexico

Jeffrey R. Immelt               General Electric Company                            Chairman of the Board and Chief Executive
                                3135 Easton Turnpike                                Officer, General Electric Company
                                Fairfield, CT  06828

Andrea Jung                     Avon Products, Inc.                                 Chairman of the Board and Chief Executive
                                1345 Avenue of the Americas                         Officer, Avon Products, Inc.
                                New York, New York  10105

Alan G. (A.G.) Lafley           The Procter & Gamble Company                        Chairman of the Board, President and Chief
                                1 Procter & Gamble Plaza                            Executive, The Procter & Gamble Company
                                Cincinnati, OH  45202-3315

Kenneth G. Langone              Invemed Associates LLC                              Chairman, President and Chief Executive Officer,
                                375 Park Avenue                                     Invemed Associates LLC
                                New York, New York  10152


      NAME                  PRESENT BUSINESS ADDRESS                                        PRINCIPAL OCCUPATION
      ----                  ------------------------                                        --------------------

Ralph S. Larsen                 Johnson & Johnson                                   Former Chairman of the Board and Chief Executive
                                100 Albany Street                                   Officer, Johnson & Johnson
                                Suite 200
                                New Brunswick, NJ  08901

Rochelle B.. Lazarus            Ogilvy & Mather Worldwide                           Chairman and Chief Executive Officer, Ogilvy &
                                309 West 49th Street                                Mather Worldwide
                                New York, NY  10019-7316

Sam Nunn                        King & Spalding                                     Retired Partner, King & Spalding
                                191 Peachtree Street, N.E.
                                Atlanta, Georgia  30303

Roger S. Penske                 Penske Corporation                                  Chairman of the Board, Penske Corporation
                                2555 Telegraph Road
                                Bloomfield Hills, MI  48302-0954

Robert J. Swieringa             S.C. Johnson Graduate School                        Dean and Professor of Accounting, Johnson
                                Cornell University                                  Graduate School of Management, Cornell
                                207 Sage Hall                                       University
                                Ithaca, NY  14853-6201

Douglas A. Warner III           J.P. Morgan Chase & Co.,                            Former Chairman of the Board, J.P. Morgan
                                The Chase Manhattan Bank and Morgan Guaranty        Chase & Co., The Chase Manhattan Bank and Morgan
                                Trust Co. of New York                               Guaranty Trust Co. of New York
                                345 Park Avenue
                                New York, NY  10154

Robert C. Wright                NBC Universal, Inc.                                 Vice Chairman of the Board and Executive
                                30 Rockefeller Plaza                                Officer, General Electric Company; Chairman
                                New York, NY  10112                                 and Chief Executive Officer, NBC Universal, Inc.


Citizenship:
Sir William Castell - Great Britain
C.X. Gonzalez - Mexico
Andrea Jung - Canada
All others - U.S.A.




                            GENERAL ELECTRIC COMPANY
                               EXECUTIVE OFFICERS

      NAME                      PRESENT BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
      ----                      ------------------------                             --------------------

Jeffrey R. Immelt                General Electric Company                 Chairman of the Board and Chief Executive Officer,
                                 3135 Easton Turnpike                     General Electric Company
                                 Fairfield, CT  06828

Philip D. Ameen.                 General Electric Company                 Vice President and Comptroller
                                 3135 Easton Turnpike
                                 Fairfield, CT  06828

Ferdinando Beccalli              General Electric Company                 Senior Vice President - GE Europe
                                 3135 Easton Turnpike
                                 Fairfield, CT  06828

Charlene T. Begley               General Electric Company                 Vice President - GE Rail
                                 2901 East Lake Road
                                 Erie, PA 16531

David L. Calhoun                 General Electric Company                 Senior Vice President - GE Transportation
                                 1 Neumann Way
                                 Cincinnati, OH  05215

James P. Campbell                General Electric Company                 Senior Vice President - GE Consumer and Industrial
                                 Appliance park
                                 Louisville, KY  40225
William H. Cary                  General Electric Company                 Vice President - Investor Communications
                                 3135 Easton Turnpike
                                 Fairfield, CT  06828

Kathryn A. Cassidy               General Electric Company                 Vice President and GE Treasurer
                                 201 High Ridge Road
                                 Stamford, CT  06905-3417

Sir William Castell              GE Healthcare                            Vice Chairman of the Board and Executive Officer,
                                 Pollards Wood, Nightingales Lane         General Electric Company; President and CEO, GE
                                 Chalfont St. Giles                       Healthcare

                                 HP8 4SP Great Britain
William J. Conaty                General Electric Company                 Senior Vice President - Human Resources
                                 3135 Easton Turnpike
                                 Fairfield, CT  06828



      NAME                      PRESENT BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
      ----                      ------------------------                             --------------------

Dennis D. Dammerman              General Electric Company                 Vice Chairman of the Board and Executive Officer,
                                 3135 Easton Turnpike                     General Electric Company; Chairman, General Electric
                                 Fairfield, CT  06828                     Capital Services, Inc.

Brackett B. Denniston            General Electric Company                 Vice President and General Counsel
                                 3135 Easton Turnpike
                                 Fairfield, CT  06828

Scott C. Donnelly                General Electric Company                 Senior Vice President - GE Global Research
                                 One Research Circle
                                 Niskayuna, NY  12309

Shane Fitzsimons                 General Electric Company                 Vice President - Corporate Financial Planning and Analysis
                                 3135 Easton Turnpike
                                 Fairfield, CT  06828

Yoshiaki Fujimori                General Electric Company                 Senior Vice President - GE Asia
                                 21 Mita 1-chome
                                 Meguro-ku 3d Floor Alto
                                 Tokyo, Japan  153-0062

Arthur H. Harper                 General Electric Company                 Senior Vice President - GE Equipment Management
                                 120 Long Ridge Road
                                 Stamford, CT  06927

Benjamin W. Heineman, Jr.        General Electric Company                 Senior Vice President, law and Public Affairs
                                 3135 Easton Turnpike
                                 Fairfield, CT  06828

Joseph M. Hogan                  General Electric Company                 Senior Vice President - GE Healthcare
                                 P.O. Box 414
                                 Milwaukee, WI  53201

Robert A. Jeffe                  General Electric Company                 Senior Vice President - Corporate Business Development
                                 3135 Easton Turnpike
                                 Fairfield, CT  06828

John Krenicki, Jr.               General Electric Company                 Senior Vice President - GE Advanced Materials
                                 1 Plastics Avenue
                                 Pittsfield, MA  01201




      NAME                      PRESENT BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
      ----                      ------------------------                             --------------------

Michael A. Neal                  General Electric Company                 Senior Vice President - GE Commercial Finance
                                 260 Long Ridge Road
                                 Stamford, CT  06927

David R. Nissen                  General Electric Company                 Senior Vice President - GE Consumer Finance
                                 1600 Summer Street
                                 Stamford, CT  06905-3417

James A. Parke                   General Electric Company                 Senior Vice President, General Electric Company; Vice
                                 260 Long Ridge Road                      Chairman, General Electric Capital Corporation
                                 Stamford, CT  06927

Ronald R. Pressman               General Electric Company                 Senior Vice President - Employers Reinsurance Corporation
                                 5200 Metcalf Avenue
                                 Overland Park, KS  66201

Gary M. Reiner                   General Electric Company                 Senior Vice President, Chief Information Officer
                                 3135 Easton Turnpike
                                 Fairfield, CT  06828

John G. Rice                     General Electric Company                 Senior Vice President - GE Energy
                                 4200 Wildwood Parkway
                                 Atlanta, GA  30339

Keith S. Sherin                  General Electric Company                 Senior Vice President - Finance and Chief Financial
                                 3135 Easton Turnpike                     Officer
                                 Fairfield, CT  06828

Lloyd G. Trotter                 General Electric Company                 Senior Vice President - GE Consumer and Industrial
                                 Appliance Park
                                 Louisville, KY  40225

William A. Woodburn              General Electric Company                 Senior Vice President - GE Infrastructure
                                 187 Danbury Road
                                 Wilton, CT  06897

Robert C. Wright                 NBC Universal, Inc.                      Vice Chairman of the Board and Executive Officer,
                                 30 Rockefeller Plaza                     General Electric Company; Chairman and Chief Executive
                                 New York, NY  10112                      Officer, NBC Universal, Inc.


Citizenship:
Ferdinando Beccalli - Italy
Sir William Castell - Great Britain
Shane Fitzsimons - Ireland
Yoshiaki Fujimori - Japan
All others - U.S.A.




                                   SCHEDULE F
                                   ----------

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                                    DIRECTORS



      NAME                   PRESENT BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
      ----                   ------------------------                           --------------------

James I. Cash, Jr.           General Electric Company                      Retired James E. Robinson Professor of Business
                             3135 Easton Turnpike                          Administration, Harvard Graduate School of Business
                             Fairfield, CT  06828

Sir William Castell          GE Healthcare                                 Vice Chairman of the Board and Executive Officer,
                             Pollards Wood, Nightingales Lane              General Electric Company; President and CEO, GE
                             Chalfont St. Giles                            Healthcare
                             HP8 4SP Great Britain

Dennis D. Dammerman          General Electric Company                      Vice Chairman of the Board and Executive Officer,
                             3135 Easton Turnpike                          General Electric Company; Chairman, General Electric
                             Fairfield, CT  06828                          Capital Services, Inc.

Ann M. Fudge                 Young & Rubicam, Inc.                         Chairman and Chief Executive Officer, Young & Rubicam,
                             285 Madison Avenue                            Inc.
                             New York, New York  10017

Jeffrey R. Immelt            General Electric Company                      Chairman of the Board and Chief Executive Officer,
                             3135 Easton Turnpike                          General Electric Company
                             Fairfield, CT  06828

Andrea Jung                  Avon Products, Inc.                           Chairman of the Board and Chief Executive Officer, Avon
                             1345 Avenue of the Americas                   Products, Inc.
                             New York, New York  10105

Alan G. (A.G.) Lafley        The Procter & Gamble Company                  Chairman of the Board, President and Chief Executive,
                             1 Procter & Gamble Plaza                      The Procter & Gamble Company
                             Cincinnati, OH  45202-3315

Kenneth G. Langone           Invemed AssociatesLLC                         Chairman, President and Chief Executive Officer, Invemed
                             375 Park Avenue                               Associates LLC
                             New York, New York  10152

Ralph S. Larsen              Johnson & Johnson                             Former Chairman of the Board and Chief Executive Officer,
                             100 Albany Street                             Johnson & Johnson
                             Suite 200
                             New Brunswick, NJ  08901


      NAME                   PRESENT BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
      ----                   ------------------------                            --------------------

Rochelle B. Lazarus          Ogilvy & Mather Worldwide                      Chairman and Chief Executive Officer, Ogilvy & Mather
                             309 West 49th Street                           Worldwide
                             New York, NY  10019-7316

Sam Nunn                     King & Spalding                                Retired Partner, King & Spalding
                             191 Peachtree Street, N.E.
                             Atlanta, Georgia  30303

Roger S. Penske              Penske Corporation                             Chairman of the Board, Penske Corporation
                             2555 Telegraph Road
                             Bloomfield Hills, MI  48302-0954

Robert J. Swieringa          S.C. Johnson Graduate School                   Dean and Professor of Accounting, Johnson Graduate
                             Cornell University                             School of Management, Cornell University
                             207 Sage Hall
                             Ithaca, NY  14853-6201

Douglas A. Warner III        J.P. Morgan Chase & Co.,                       Former Chairman of the Board, J.P. Morgan Chase & Co.,
                             The Chase Manhattan Bank and Morgan            The Chase Manhattan Bank and Morgan Guaranty Trust Co.
                             Guaranty  Trust Co. of New York                of New York
                             345 Park Avenue
                             New York, NY  10154

Robert C. Wright             NBC Universal, Inc.                            Vice Chairman of the Board and Executive Officer,
                             30 Rockefeller Plaza                           General Electric Company; Chairman and Chief Executive
                             New York, NY  10112                            Officer, NBC Universal, Inc.


Citizenship:
Sir William Castell - Great Britain
Andrea Jung - Canada
All others - U.S.A.





                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                               EXECUTIVE OFFICERS





      NAME                        PRESENT BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
      ----                        ------------------------                            --------------------

Robert C. Wright                    NBC Universal, Inc.                           Chairman, Chief Executive Officer
                                    30 Rockefeller Plaza
                                    New York, NY 10112

Lynn Calpeter                       NBC Universal, Inc.                           Vice President, Treasurer
                                    30 Rockefeller Plaza
                                    New York, NY 10112

Todd Davis                          NBC Universal, Inc.                           Assistant Treasurer
                                    30 Rockefeller Plaza
                                    New York, NY 10112

Brian O'Leary                       NBC Universal, Inc.                           Assistant Treasurer
                                    30 Rockefeller Plaza
                                    New York, NY 10112

Benjamin W. Heineman, Jr.           General Electric Company                      Secretary
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

Eliza Fraser                        General Electric Company                      Assistant Secretary
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

Elizabeth Newell                    NBC Universal, Inc.                           Assistant Secretary
                                    30 Rockefeller Plaza
                                    New York, NY 10112



Citizenship:
All - U.S.A.



                                  EXHIBIT INDEX

Exhibit No.                     Description
-----------                     -----------

Exhibit 16 Amendment No. 1 to Shareholder Agreement and Acknowledgement, dated as of March 19, 2004, by and among, ValueVision Media, Inc., GE Capital Equity Investments, Inc., and National Broadcasting Company, Inc. (incorporated herein by reference from Exhibit 10.48 to Form 10-K for the fiscal year ended January 31, 2004, of ValueVision Media, Inc., SEC File No. 0-20243).

Exhibit 17     Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 18     Power of Attorney (General Electric Company).

Exhibit 19     Power of Attorney (General Electric Capital Corporation).